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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D


          Under the Securities Exchange Act of 1934
                      (Amendment No.6)*

                          IBP, Inc.
    ____________________________________________________
                      (Name of Issuer)

                        COMMON STOCK
    ____________________________________________________
               (Title of Class of Securities)

                         449223-10-6
       ______________________________________________
                       (CUSIP Number)

D. J. Smith, Vice President, Secretary and General Counsel Archer-Daniels-Midland Company, 4666 Faries Parkway, P. O. Box 1470, Decatur, IL 62525, Telephone: (217)424-6183
____________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        June 29, 1998
     ___________________________________________________
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of Securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                        SCHEDULE 13D

CUSIP NO. 449223-10-6                   Page 2 of 5 Pages
____________________________________________________________
1  NAME OF REPORTING PERSON
   S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Archer-Daniels-Midland Company
   I.R.S. Identification No. 41-0129150
____________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a)__
                                               (b)__
____________________________________________________________
3  SEC USE ONLY

____________________________________________________________
4  SOURCE OF FUNDS *
   WC
____________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) X
   See Appendix I
____________________________________________________________
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   DELAWARE
____________________________________________________________
             |7  SOLE VOTING POWER
   NUMBER OF |   12,339,300
    SHARES   |___________________________________________
 BENEFICIALLY|8    SHARED VOTING POWER
   OWNED BY  |   -0-
     EACH    |___________________________________________
   REPORTING |9  SOLE DISPOSITIVE POWER
    PERSON   |   12,339,300
   WITH      |___________________________________________
             |10  SHARED DISPOSITIVE POWER
             |   -0-
____________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON 12,339,300(Appendix II shows all transactions within the past sixty (60) days)
____________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES
   CERTAIN SHARES *__
____________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13.331 based on 92,559,018 shares outstanding
____________________________________________________________
14 TYPE OF REPORTING PERSON *
   CO
____________________________________________________________
* SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 449223-10-6                        Page 3 of 5
Pages




                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated: July 7, 1998



                    ARCHER-DANIELS-MIDLAND COMPANY



                         /s/ D. J. Smith
                    By:  D. J. Smith
                         Its Vice President, Secretary
                          and General Counsel
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CUSIP NO. 449223-10-6                        Page 4 of 5
Pages

                         APPENDIX I

     On October 15, 1996, the Company pled guilty to a two count information in the Northern District of Illinois pursuant to an agreement with the Department of Justice.
This information states that the Company engaged in anticompetitive conduct in connection with the sale of lysine and citric acid. In connection with its agreement the Company paid the United States a fine of $70 million with respect to lysine and $30 million with respect to citric acid.

     On May 27, 1998, the Company pled guilty to a three count indictment in the Federal Court of Canada pursuant to an agreement with Director of Investigation and Research and the Attorney General of Canada. The indictment alleged that the Company engaged in anticompetitive conduct in connection with lysine and citric acid. The Company paid a fine of $16 million (Canadian Dollars).
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CUSIP NO. 449223-10-6                        Page 5 of 5
Pages

                         APPENDIX II

           Marketable Securities - Purchase Detail

                         From:  05/08/98
                           To:  07/07/98


          Trade          # of           Tran
          Date           Shares         Price

                   Description:  IBP, Inc.

        05/08/98        29,500          20.375
        05/11/98        20,500          20.375
        05/12/98        50,000          20.250
        05/12/98        50,000          20.125
        05/13/98        19,900          20.000
        05/14/98        30,100          20.000
        05/15/98        10,400          19.875
        05/18/98        39,600          19.875
        05/18/98         2,400          19.750
        05/19/98        47,600          19.750
        05/19/98        48,800          19.625
        05/20/98         1,200          19.625
        05/27/98        50,000          19.500
        05/27/98        50,000          19.375
        05/29/98        34,900          19.250
        06/04/98        24,000          19.750
        06/05/98        26,000          19.750
        06/05/98        50,000          19.625
        06/19/98        50,000          19.500
        06/19/98         9,300          19,375
        06/19/98         2,000          19.313
        06/22/98        38,700          19.375
        06/22/98        50,000          19.250
        06/22/98        33,200          19.125
        06/23/98        50,000          18.625
        06/23/98        50,000          18.375
        06/23/98        16,800          19.125
        06/23/98        50,000          19.000
        06/23/98         2,000          18.813
        06/23/98        19,800          18.875
        06/25/98        50,000          18.500
        06/25/98        50,000          18.375
        06/29/98        50,000          18.500
        06/29/98        50,000          18.375
        06/30/98        50,000          18.250
        06/30/98        37,900          18.125


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